AEGON to divest Transamerica Reinsurance to SCOR

AEGON announces the divestment of its life reinsurance business, Transamerica Reinsurance, to SCOR, a global reinsurance company. The divestment will result in a total after-tax consideration of USD 1.4 billion, consisting of cash proceeds of USD 0.9 billion with a further USD 0.5 billion in capital released. AEGON expects to upstream USD 1.1 billion to the holding company to support the repurchase of the remaining core capital securities issued to the Dutch State. AEGON has committed to repurchasing these securities by the end of June 2011.

Statement of CEO Alex Wynaendts

“We are pleased to have successfully concluded our discussions with SCOR on the divestment of our life reinsurance business. This transaction is consistent with our focus on AEGON’s core business and supports our aim to complete repayment to the Dutch State by the end of June. We are grateful for the continued dedication of the management and employees of Transamerica Reinsurance since announcing our intentions and are pleased to have identified a good home for this highly regarded business.”

Reinsurance agreements

Under the agreement, AEGON will divest its global life reinsurance activities with the exception of select blocks of business that are to be retained by AEGON. The retained businesses with a book value of USD 0.4 billion comprise mainly variable annuity guarantee business. The transaction, which consists of a number of reinsurance agreements, is subject to final approval of the relevant regulatory authorities and is expected to close in the summer of this year.

Benefits of the transaction

With this transaction AEGON makes further progress on a number of important strategic objectives. The company sharpens its focus on its core business of life insurance, pensions and asset management, while improving its risk-return profile, and reducing reinsurance reserve financing related to the divested life reinsurance business by approximately 50%. At the same time, the transaction supports AEGON’s aim to achieve a broader geographical balance in its capital allocation. The divestiture also supports AEGON’s key priority of repurchasing the core capital securities issued to the Dutch State.

Structure of the transaction

The divestment of the Transamerica Reinsurance business (TARe) will consist of a number of reinsurance agreements between various statutory entities and SCOR companies for the US domestic business. In addition, SCOR will acquire Transamerica International Reinsurance Ireland (TIRI) and will take over the operational assets and systems of TARe. Various AEGON companies have reinsured business to TIRI. Before the sale of TIRI, the business ceded from other AEGON divisions to TIRI will be recaptured by AEGON’s US statutory entities.

AEGON will maintain approximately half of the collateral requirements needed for reinsurance reserve financing. This obligation provides reserve credit security and will run-off over 15 years. SCOR will be assuming the remaining collateral requirements. While greatly reducing AEGON’s collateral funding obligations, the transaction will entail contingent exposure to SCOR. SCOR is a strong counterparty, rated A2/A by Moody’s and Standard & Poor’s, both with positive outlooks. For additional security certain amounts of collateral are placed in trusts.

The transaction will be accounted for as a reinsurance transaction between AEGON and SCOR. As a result, the divestment will have no meaningful impact on shareholders’ equity. Earnings on the business retained as well as amortization of prepaid cost of reinsurance will be reflected in the run-off businesses line in AEGON’s segment reporting. The reinsurance business being retained by AEGON, which is comprised primarily of the variable annuity guarantee business, is substantially hedged for financial market risks and produces normalized results which are negligible.

The transaction will result in an amortization of prepaid cost of reinsurance of approximately USD 40 million before tax per annum initially related to the business ceded. These costs are expected to trend down as the contracts mature. Transamerica Reinsurance realized underlying earnings before tax of USD 105 million in 2010.

The transaction is subject to various regulatory approvals in the United States and Ireland and is expected to close this summer.

Transaction highlights of the divested life reinsurance business

Total consideration	USD 1.4 billion
Gross written premiums 2010	USD 2.2 billion
Net underlying earnings 2010	USD 102 million
Net income 2010	USD 102 million
IFRS book value 2010	USD 1.7 billion
Reinsurance reserve financing	Financing obligation reduced by approximately 50%. The remainder will gradually reduce as reinsurance contracts mature.
Prepaid cost of reinsurance before tax	USD ~0.6 billion
Amortization period	15 years
Annual amortization expense before tax	USD ~40 million

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 27,500 people and have some 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com
Key figures - EUR	Full year 2010	Full year 2009

Underlying earnings before tax	2.0 billion	1.2 billion	Investor relations: Willem van den Berg +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
New life sales	2.2 billion	2.1 billion
Gross deposits (excl. run-off)	33 billion	28 billion
Revenue generating investments (end of period)	413 billion	363 billion

Cautionary note regarding non-GAAP measures

This presentation includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 "Segment information" of our Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON's primary financial statements and should not viewed as a substitute for IFRS financial measures. We may define and calculate value of new business differently than other companies. Please see AEGON’s Embedded Value Report dated May 12, 2010 for an explanation of how we define and calculate. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This presentation contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this presentation that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	Our inability to obtain consent from the Dutch Central Bank to repurchase our Core Capital Securities; and

•	The non-fulfillment of the conditions precedent underlying the agreement to divest Transamerica Reinsurance.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.